[Skadden, Arps, Slate, Meagher & Flom LLP letterhead]

DIRECT DIAL (650) 470-4590 DIRECT FAX (650) 470-4570

May 2, 2005

BY ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE:    BioMarin Pharmaceutical Inc.

Ladies and Gentlemen:

On behalf of our client BioMarin Pharmaceutical Inc, a Delaware corporation (the “Company”), we are transmitting today to the Securities and Exchange Commission (the “Commission”), pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), relating to an annual meeting of the Company’s stockholders to (i) elect 7 directors of the Company, (ii) to ratify the selection of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2005 and (iii) to transact such other business as may properly be brought before the Annual Meeting or any adjournment or postponement thereof. In accordance with Note 4 to Rule 14a-6(a), we note that the Company is filing the Proxy Statement in preliminary form only because the Company refers to a solicitation in opposition therein.

Securities and Exchange Commission

May 2, 2005

If you have any questions or require any further information with respect to the Proxy Statement, please call the undersigned at (650) 470-4590.

Very truly yours,

/s/ Gregory C. Smith

Gregory C. Smith

cc:	Louis Drapeau, BioMarin Pharmaceutical Inc.

G. Eric Davis, BioMarin Pharmaceutical Inc.